January 12, 2012

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Dear Mr. Shenk:

This letter responds to our discussion with you, Jeff Sears and Joe Foti of the U.S. Securities and Exchange Commission (the “Commission”) held on January 9, 2012, concerning the United Continental Holdings, Inc. (“UAL”), United Air Lines, Inc. (“United”), and Continental Airlines, Inc. (“Continental,” and together with UAL and United, the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Second Quarter 2011 Form 10-Q”).

The Company agrees to revise certain input used in our determination of the selling price for frequent flyer miles, from a model which looked to an equivalent ticket value computation adjusted for a fulfillment discount, to a model that looks to the price we sell miles to other airlines in our reciprocal frequent flyer agreements as the best estimate of selling price for these miles. Such change would be applied as a prospective change in estimate effective January 1, 2012. This planned change in estimate and its estimated impact on 2012 would be disclosed in Management’s Discussion and Analysis in the Company’s 2011 Form 10-K.

It is our understanding that the staff (the “Staff”) has accepted our responses in a letter to you dated November 7, 2011, including with respect to our 2011 frequent flyer accounting.

With respect to the preceding responses, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the Staff. Please direct any questions about this letter to Chris Kenny, Vice President and Controller, at (312) 997-2926.

Sincerely,

/s/ Zane C. Rowe
Zane C. Rowe

Executive Vice President and Chief Financial Officer

cc:   Jeffery A. Smisek

Chris Kenny

Brett J. Hart